Exhibit 12.1

The Scotts Miracle-Gro Company
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended
($ IN MILLIONS)	December 31,	January 2,	Fiscal Year Ended September 30,
	2016	2016	2016	2015	2014	2013	2012
Income (loss) from continuing operations before income taxes	$(99.7)	$(122.8)	$392.7	$211.6	$225.7	$221.0	$150.9
Fixed charges	20.3	21.3	85.5	69.6	64.6	73.1	77.4
Other (1)	15.5	0.1	0.2	0.6	(5.2)	1.0	0.5
Interest capitalized	(0.1)	(0.1)	(0.3)	(0.4)	(0.4)	(0.8)	(0.9)
Total adjusted earnings available for payment of fixed charges	$(64.0)	$(101.5)	$478.1	$281.4	$284.7	$294.3	$227.9
Fixed charges:
Interest expense (2)	$15.6	$16.3	$65.6	$50.5	$47.3	$59.2	$61.8
Interest capitalized	0.1	0.1	0.3	0.4	0.4	0.8	0.9
Rental expense representative of interest factor	4.6	4.9	19.6	18.7	16.9	13.1	14.7
Total fixed charges	$20.3	$21.3	$85.5	$69.6	$64.6	$73.1	$77.4
Ratio of earnings to fixed charges(3)	(3.2)	(4.8)	5.6	4.0	4.4	4.0	2.9

(1)
Includes amortization of capitalized interest, adjustments for non-controlling interests in consolidated subsidiaries and distributed earnings of equity investees. Interest expense recorded on tax exposures has been recorded in income tax expense and has therefore been excluded from the calculation.

(2)	Includes amortization of deferred financing and issuance costs related to indebtedness.
(3)
Losses were inadequate to cover fixed charges by (in millions): $84.3 for the three months ended December 31, 2016; $122.8 for the three months ended January 2, 2016. Due to the seasonal nature of our business, in which sales are heavily weighted to the spring and summer selling periods during our second and third fiscal quarters, we recognize losses in our first quarter.